Exhibit 99.170

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus, each dated April 28, 2020, to which it relates, and each document incorporated by reference into this prospectus supplement and into the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus, each dated April 28, 2020, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. Person (as such terms are defined in Regulation S promulgated under the U.S. Securities Act ("Regulation S")) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

No distribution of securities pursuant to this prospectus supplement will be made to purchasers in the province of Quebec. See "Plan of Distribution."

Information has been incorporated by reference into this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020 FOR NUNAVUT AND TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020 FOR THE PROVINCES OF CANADA

New Issue	April 12, 2021

mCloud Technologies Corp.

$12,600,000
6,000,000 Units

This prospectus supplement (the "Prospectus Supplement") of mCloud Technologies Corp. (the "Corporation" or "mCloud"), together with the short form base shelf prospectus dated April 28, 2020 for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020 for the provinces of Canada to which it relates (the "Shelf Prospectus"), qualifies the distribution of 6,000,000 units (the "Units") of the Corporation (the "Offering") at a price of $2.10 per Unit (the "Offering Price"). Each Unit is comprised of one common share of the Corporation (each, a "Unit Share") and one common share purchase warrant of the Corporation (each, a "Unit Warrant"). Each Unit Warrant is exercisable to acquire one common share of the Corporation (each, a "Warrant Share") at an exercise price of $2.85 per Warrant Share ("Exercise Price") until 5:00 p.m. (Mountain Standard Time) on the date that is 36 months following the Closing Date (the "Warrant Expiry Time"), subject to adjustment in certain events. The Unit Warrants are governed by a warrant indenture to be entered into on the Closing Date (as hereinafter defined) between AST Trust Company (Canada) (the "Warrant Agent") and the Corporation (the "Warrant Indenture"). The Units will not trade and will separate into Unit Shares and Unit Warrants immediately upon issuance.

The Offering is being made on a "best efforts" basis in accordance with an agency agreement dated April 12, 2021 (the "Agency Agreement") between the Corporation and ATB Capital Markets Inc., as sole lead agent and bookrunner (the "Agent"). It is expected that the closing of the Offering will occur on or about April 15, 2021, or such other date as the Corporation and the Agent may agree (the "Closing Date").

The Offering Price and the other terms of the Offering were determined by arm's length negotiation between the Corporation and the Agent. See "Plan of Distribution".

S-ii

Price: $2.10 per Unit

	Price to public	Agent's Commission(1)	Proceeds to Corporation®
Per Unit(3)	$2.10	$0.147	$1.953
Total(4)	$12,600,000	$882,000	$11,718,000

Notes:

(1)	The Agent will be paid a cash commission (the "Agent's Commission") equal to 7% of the gross proceeds of the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as hereinafter defined)). See "Plan of Distribution".
(2)	After deducting the Agent's Commission, but before deducting expenses of the Offering and the qualification for distribution of the Units, estimated to be approximately $500,000, which will be paid from the proceeds of the Offering.
(3)	From the price per Unit, the Corporation will, for its purposes, allocate $1.84 to each Unit Share and $0.26 to each Unit Warrant comprising the Units. Amounts presented reflect the initial value attributable to the Unit Shares and Unit Warrants and do not necessarily reflect the amounts that may be required under IFRS (as hereinafter defined).
(4)	The Corporation has granted the Agent an Option (the "Over-Allotment Option"), exercisable in whole or in part at any time prior to 12:00 p.m. (Toronto time) on the 30th day following the Closing Date, to purchase up to 900,000 additional Units (representing 15.0% of the total number of Units offered; referred to herein as the "Additional Units") at the Offering Price to cover the Agent's over-allocation position, if any, and for market stabilization purposes. Each Additional Unit consists of one Unit Share (each, an "Additional Unit Share") and one common share purchase Warrant (each, an "Additional Unit Warrant"). Each Additional Unit Warrant is exercisable to acquire one common share of the Corporation (each, an "Additional Warrant Share") on the same terms as the Unit Warrants. The Over-Allotment Option may be exercised by the Agent to acquire either: (i) Additional Units at the Offering Price; (ii) Additional Unit Shares at $1.84 per Unit Share; (iii) Additional Unit Warrants at $0.26 per Additional Unit Warrant; and/or (iv) any combination of Additional Unit Shares, Additional Units and Additional Unit Warrants, at the respective prices set out above, so long as the aggregate number of the Additional Unit Shares does not exceed 900,000 Additional Unit Shares (representing 15.0% of the total number of Units offered) and the aggregate number of Additional Unit Warrants does not exceed 900,000 Additional Unit Warrants (representing 15.0% of the total number of Units offered). If the Over-Allotment Option is exercised in full in Additional Units, the total "Price to the Public", "Agent's Commission" and "Proceeds to the Corporation" (before deducting the expenses of the Offering) will be $14,490,000, $1,014,300 and $13,475,700, respectively. This Prospectus Supplement and the Shelf Prospectus also qualifies the grant of the Over- Allotment Option and the distribution of the Additional Units (and the Additional Unit Shares, the Additional Unit Warrants and the Additional Warrant Shares) to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Over-Allotment Option acquires those securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets forth the maximum number of Additional Units, Additional Unit Shares and/or Additional Unit Warrants that may be issued by the Corporation pursuant to the Over-Allotment Option:

Agent's Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	900,000 Additional Units, 900,000 Additional Unit Shares and/or 900,000 Additional Unit Warrants	30 days following the Closing Date	$2.10 per Additional Unit, $1.84 per Additional Unit Shares $0.26 per Additional Unit Warrant

Unless the context otherwise requires, when used herein, all references to the "Offering", "Units", "Unit Shares", "Unit Warrants" and "Warrant Shares" include the Additional Units, Additional Unit Shares, Additional Unit Warrants and Additional Warrant Shares, as applicable, issuable upon exercise of the Over-Allotment Option.

The outstanding common shares of the Corporation (each, a "Common Share") are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MCLD" and are also traded on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "MCLDF". The Corporation has applied to list the Unit Shares and Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. On April 8, 2021, the last trading day completed prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was $2.39. There is currently no market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants purchased under

S-iii

this Prospectus Supplement and the Shelf Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors" in this Prospectus Supplement.

The Offering is not underwritten or guaranteed by any person. The Offering is being conducted on a "best efforts" agency basis by the Agent who will conditionally offer the Units for sale in the provinces of Canada (other than the province of Quebec) and Nunavut, subject to prior sale, if, as and when issued by the Corporation and delivered to and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under the heading "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Owens Wright LLP and on behalf of the Agent by Stikeman Elliott LLP. In connection with the Offering, and subject to applicable laws, the Agent may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

There is no minimum amount of funds that must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small proportion of the Offering amount set out above.

The Units are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of securities. See "Notice to Reader - Forward-Looking Information" and "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and in the AIF (as defined herein).

The Corporation may enter into one or more additional commercial, lending or advisory arrangements with the Agent and/or its affiliate(s) in the future.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. The Corporation has not authorized anyone to provide investors with different information. Information contained on mCloud's website is not, and shall not be deemed to be, a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Corporation will not make an offer of these securities where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences in Canada. Investors should read the tax discussion in this Prospectus Supplement and the Shelf Prospectus and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations".

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Michael A. Sicuro (Secretary, Director and Promoter of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. It is anticipated that the Units will be delivered under the book-based system through CDS or its nominee and deposited in electronic form, except in certain limited circumstances. A purchaser of Units will receive only

S-iv

a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Units on behalf of owners who have purchased Units in accordance with the book-based system. No certificates will be issued except in certain limited circumstances. See "Plan of Distribution".

The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

SC-1

TABLE OF CONTENTS - PROSPECTUS SUPPLEMENT

NOTICE TO READER	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
DOCUMENTS INCORPORATED BY REFERENCE	4
MARKETING MATERIALS	5
PRINCIPAL SECURITYHOLDERS	5
THE CORPORATION	5
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
USE OF PROCEEDS	7
SHARE STRUCTURE	7
CONSOLIDATED CAPITALIZATION	8
PRIOR SALES	9
TRADING PRICE AND VOLUME	10
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	11
PLAN OF DISTRIBUTION	12
ELIGIBILITY FOR INVESTMENT	15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
RISK FACTORS	19
INTERESTS OF EXPERTS	22
AUDITORS, TRANSFER AGENT AND REGISTRAR	22
LEGAL MATTERS	22
PROMOTERS	22
STATUTORY RIGHT OF RESCISSION	23
CERTIFICATE OF THE CORPORATION	SC-1
CERTIFICATE OF THE PROMOTERS	SC-2
CERTIFICATE OF THE AGENT	SC-3

TABLE OF CONTENTS - BASE SHELF PROSPECTUS

NOTICE TO READERS	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
TRADEMARK AND TRADE NAMES	4
DOCUMENTS INCORPORATED BY REFERENCE	4
THE CORPORATION	6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
SHARE STRUCTURE	7
CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	8
USE OF PROCEEDS	8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
OTHER MATTERS RELATING TO THE SECURITIES	16
PLAN OF DISTRIBUTION	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
RISK FACTORS	19
EXEMPTIVE RELIEF	22
PROMOTERS	22
INTERESTS OF EXPERTS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
LEGAL MATTERS	23
STATUTORY RIGHT OF RESCISSION	24
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTERS	C-2

S-2

NOTICE TO READER

About this Short Form Base Shelf Prospectus Supplement

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of this Offering. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Corporation has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and does not make any representation as to the accuracy of such information.

In the Shelf Prospectus and this Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "mCloud" or the "Corporation", refer to mCloud Technologies Corp. together with its subsidiaries.

Forward-Looking Information

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward- looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the completion of the Offering, including the anticipated Closing Date thereof;

•	the size of the Offering;

•	the listing on the TSXV of the Unit Shares and the Warrant Shares;

•	the expansion of the Corporation's business to new geographic areas, including China, Southeast Asia, Continental Europe, the Middle East, Australia and Africa;

•	the Corporation's anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation's business and operations;

S-3

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation's existing customer base;

•	expectations with respect to the listing of the Corporation's Common Shares on the NASDAQ;

•	expectations with respect to the Corporation's estimated serviceable obtainable market;

•	the acceptance by customers and the marketplace of the Corporation's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation's business and the markets and jurisdictions in which the Corporation operates;

•	the Corporation's proposed use of the net proceeds of the Offering and the business objectives anticipated to be achieved therewith;

•	the ability to obtain capital;

•	the competitive and business strategies of the Corporation;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages S-18 to S-20 of this Prospectus Supplement; pages 19 to 22 of the Shelf Prospectus and pages 34 to 47 of the Corporation's annual information form dated April 12, 2021 (the "AIF"). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation's existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

S-4

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;

•	key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

•	the Corporation will be able to satisfy the listing conditions of the NASDAQ;

•	the size of the potential market for the Corporation's AssetCare platform, the Corporation's ability to secure market share for its AssetCare platform and the Corporation's ability to successfully deliver AssetCare to customers; and

•	general economic conditions and global events including the impact of COVID-19.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors" in the Shelf Prospectus, this Prospectus Supplement or the AIF.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in the Prospectus Supplement are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation's profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:

(a)	the AIF;

(b)	the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2020, together with the notes thereto and the report of independent auditors thereon (the "Annual Financial Statements");

(c)	the management's discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the management information circular of the Corporation dated November 30, 2020 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 29, 2020 (the "2020 Circular"), other than any statement contained in the 2020 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2020 Circular modifies or supersedes such a statement contained in the 2020 Circular;

(e)	a template version of the term sheet in respect of the Offering, dated April 8, 2021 (the "Term Sheet");

S-5

(f)	an amended and restated template version of the term sheet in respect of the Offering, dated April 9, 2021 (the "A&R Term Sheet").

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

Any statement contained in the Shelf Prospectus or this Prospectus Supplement, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) used by the Agent in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

The Term Sheet reflected an Offering amount of up to $12,600,000 and 6,000,000 Units. The A&R Term Sheet confirmed the Offering amount at $12,600,000 and 6,000,000 Units and included certain immaterial changes. Pursuant to subsection 9A.3(7) of National Instrument 44-102 - Shelf Distributions, the Corporation prepared the A&R Term Sheet reflecting the modifications set out in the preceding sentence and a blacklined version of the A&R Term Sheet identifying such modifications. A copy of the A&R Term Sheet and a blacklined version of the A&R Term Sheet, have been filed on SEDAR.

PRINCIPAL SECURITYHOLDERS

To the knowledge of management, after due inquiry, subsequent to the Offering, no person will be the direct or indirect beneficial owner of, or exercise control or direction over, more than 10% of the Common Shares.

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of "Universal Ventures Subco Inc." and "mCloud

S-6

Corp.". The amalgamated entity, "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Corporation (the "Transaction").

On October 13, 2017, the Corporation changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 - Initial Listing Requirements) under the new symbol "MCLD". The Corporation has previously traded on the TSXV under the symbol "UN". On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol "MCLDF". The Corporation subsequently changed its name to "mCloud Technologies Corp." on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS

Summary Description of Business

The Corporation delivers solutions combining Internet of Things ("IoT"), artificial intelligence ("AI") and the cloud to unlock the untapped potential of energy-intensive assets such as heating, ventilation and air conditioning ("HVAC") units and refrigerators in commercial buildings, control systems, heat exchangers and compressors at process industry facilities, and wind turbines generating renewable energy at onshore wind farms.

IoT enables inexpensive, readily-scalable connectivity to these and other under-served assets. Data from these IoT sensors are taken into the cloud, where digital twins of these assets are created, and AI is applied to identify opportunities to optimize asset performance. Asset operators and maintainers who manage these assets in the field are guided through a portfolio of mobile, connected applications that enable them to take asset-management actions to aid in the improvement of asset performance.

Through the Corporation's proprietary AssetCare™️ platform, AI is used to identify opportunities to improve asset performance and enable asset operators and maintainers to take direct action creating these measurable improvements. Some key applications of the Corporation's AssetCare technology at work include:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;
•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and
•	optimizing the uptime and manage the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

In all markets, the Corporation uses a commercial Software-as-a-Service business model to distribute its AssetCare solution. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are leveraged across the lifetime of the initial subscription period.

The Corporation serves five key market segments:

1)	Connected Buildings, which includes AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety through indoor air quality optimization and food safety and inventory protection;

2)	Connected Workers, which includes cloud software connected to third party hands-free, head-mounted "smart glasses" combined with AR capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered "digital assistant";

3)	Connected Energy, which includes inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to improve wind farm energy production yield and availability;

4)	Connected Industry, which includes process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities, driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote management of change operations across distributed teams; and

S-7

5)	Connected Health, which includes remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors that enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations and medical clinics which also have strict requirements for indoor air quality and greenhouse gas standards.

All of the target market segments are powered by common technology unique to the Corporation, enabling it to create and scale asset energy solutions using IoT, AI and cloud capabilities, with real-time information contextualized to each asset, and secure communications and 3D digital twin technologies.

The Corporation serves customers globally with a local presence in North America, the United Kingdom and Continental Europe, the Middle East, Southeast Asia, and Greater China.

USE OF PROCEEDS

The net proceeds received by the Corporation from the Offering, after deducting the Agent's Commission of $882,000 and the estimated expenses of the Offering of approximately $500,000, but before giving effect to any exercise of the Over-Allotment Option, are expected to be approximately $11,218,000. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering are estimated to be approximately $12,975,700, after deducting the Agent's Commission of $1,014,300 and the estimated expenses of the Offering of approximately $500,000. The Corporation intends to use the net proceeds from the Offering as set out in the table below:

If Over- Allotment is not Exercised	If Over- Allotment is Exercised in Full	Use of Net Proceeds
Approximately $4,000,000	Approximately $4,000,000	To commercialize new AssetCare environmental, social and corporate governance service offerings (the "ESG Service Offering"), including a new mobile solution to detect gas leaks and fugitive gas emissions, allocable as follows:

•      Approximately $1,000,000 to acquire sufficient industrial hardware to ensure service delivery to first-run customers in the province of Alberta during the 12-month period following completion of the Offering.

•   Approximately $2,000,000 to conduct quality

control and ongoing improvements to the ESG Service Offering during the 24-month period following completion of the Offering.

•   Approximately $1,000,000 to fund independent,

third-party validation and assessment of the impact of the ESG Service Offering on the reductions of harmful gas emissions, to be conducted during the 24-month period following completion of the Offering.

S-8

	Approximately $4,000,000	Approximately $4,000,000	To solidify the Corporation's international presence in its Middle East and Southeast Asia markets, including:

•      Approximately $1,000,000 to open new regional offices and retain additional key personnel to drive business development and regional delivery during the 12-month period following completion of the Offering.

•   Approximately $3,000,000 to support marketing and business development activities related to building regional visibility with target customers and acquiring initial flagship regional AssetCare customers for industrial solutions, including artificial lift and connected worker offerings, during the 24-month period following completion of the Offering.

	Approximately $3,218,000	Approximately $4,975,700	For working capital and general corporate purposes, including to support the activities described above and/or to fund negative cash flow from operating activities, to be used during the 24-month period following completion of the Offering. See "Risk Factors" in this Prospectus Supplement.
Total:	$11,218,000	$12,975,700

Pending the use of the net proceeds of the Offering as set forth herein, the Corporation may invest all or a portion of the proceeds in short-term, high quality, interest bearing corporate, government-issued or government-guaranteed securities.

While the Corporation currently intends to use the net proceeds of the Offering for the purposes set out above, it has discretion in the actual application of such proceeds, and may elect to use such proceeds differently than as described herein, if the Corporation believes it is in its best interests to do so. The amounts and timing of the actual expenditures will depend on numerous factors, including any unforeseen cash needs. See "Risk Factors" in this Prospectus Supplement.

The Corporation had negative operating cash flow for its most recent financial year. To the extent the Corporation has negative cash flows in future periods, the Corporation may use all or a portion of the net proceeds of the Offering to fund such negative cash flow from operating activities. See "Risk Factors" in this Prospectus Supplement.

SHARE STRUCTURE

As of the date of this Prospectus Supplement, the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 27,518,135 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

Other than as set forth in, or incorporated by reference into, this Prospectus Supplement, there has been no material change in the share and loan capital of the Corporation on a consolidated basis since December 31, 2020, the date of the Corporation's most recently filed financial statements. The following table sets forth the Corporation's capitalization as at December 31, 2020 (i) before giving effect to the Offering; (ii) after giving effect to the Offering, assuming no exercise of Unit Warrants or the Over-Allotment Option; and (iii) after giving effect to the Offering and the exercise of the Over-Allotment Option, assuming no exercise of Unit Warrants.

Share Capital	As at December 31, 2020 before giving effect to the Offering	After giving effect to the Offering assuming no exercise of Unit Warrants or the Over-Allotment Option	After giving effect to the Offering assuming exercise of the Over-Allotment Options and no exercise of Unit Warrants
Common Shares	27,505,301	33,505,301	34,405,301
Warrants to purchase Common Shares(1)	5,794,577	11,794,577	12,694,577
Options Issued Pursuant to the Equity Incentive Plan(2)	1,269,934	1,269,934	1,269,934

S-9

Share Capital	As at December 31, 2020 before giving effect to the Offering	After giving effect to the Offering assuming no exercise of Unit Warrants or the Over-Allotment Option	After giving effect to the Offering assuming exercise of the Over-Allotment Options and no exercise of Unit Warrants
Restricted Share Units Issued Pursuant to the Equity	666,661	666,661	666,661
Incentive Plan
Convertible Debentures ($100 per Convertible	234,575	234,575	234,575
Debenture) (3)

Notes:

(1)	Each warrant is exercisable for one Common Share.
(2)	Each option is exercisable for one Common Share.
(3)	The principal amount of convertible debentures of $23,457,500 is convertible into units of the Corporation at a conversion price of $5.00 per unit. Each unit will consist of one Common Share and one Common Share purchase warrant.

Subsequent to December 31, 2020, the Corporation completed five tranches of a convertible debenture financing pursuant to which it issued an aggregate of US$7,043,000 convertible debentures ("2021 Convertible Debentures"). The 2021 Convertible Debentures bear interest from each applicable issuance date at a rate of 8% per annum, calculated and paid quarterly on the last day of December, March, June, and September of each year. Interest will be paid in Common Shares or cash at the election of the Corporation. The Debentures will mature on the date that is 36 months following the interest accrual date (each, a "Maturity Date"). The principal amount of the 2021 Convertible Debentures will be convertible into Common Shares at the option of the holder at an time prior to the close of business on the last business day immediately preceding the applicable Maturity Date. The conversion price per Common Share is 110% of the lower of i) the volume weighted average trading price of the Common Shares on the TSXV for the five trading days preceding the applicable interest accrual date and ii) the closing price of the Common Shares on the TSXV on the day prior to the applicable interest accrual date, subject to adjustment in certain events. The conversion price of the 2021 Convertible Debentures issued under the first, second, third, fourth and fifth tranches of the offering are US$1.48, US$1.53, US$1.85, US$2.07 and US$2.20 per Common Share, respectively. The principal amount of the 2021 Convertible Debentures outstanding will be repayable in Common Shares or cash at the election of the Corporation on the applicable Maturity Date. As announced on March 26, 2021, the Company expects to complete one additional tranche of the offering for additional proceeds of US$1,718,000.

PRIOR SALES

Other than as set forth in the following table, or as otherwise disclosed in the accompanying Shelf Prospectus, the Corporation has not sold or issued any Common Shares or securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement.

Common Shares	Number of Securities	Issue Price Per Security
May 4, 2020......................	3,666,162	$4.72
May 14, 2020....................	200,000	$3.50
May 22, 2020....................	42,706	$3.50
May 28, 2020....................	77,331	$4.21
May 28, 2020....................	16,666	$4.18
June 9, 2020......................	462	$3.50
June 10, 2020....................	1,167	$3.96
June 12, 2020....................	3,300	$4.18
July 6, 2020......................	3,150,686	$3.65
July 16, 2020....................	1,095,890	$3.65
August 21, 2020................	2,083	$2.54
October 7, 2020................	2,669,090	$2.49
November 2, 2020............	2,083	$2.17
December 9, 2020.............	12,500	NA
January 6, 2021.................	2,419	$1.92
January 8, 2021.................	2,083	$1.90
February 10, 2021.............	8,333	$2.79
Warrants to Purchase	Number of Securities	Exercise Price Per Security
Common Shares May 4, 2020......................	1,833,081	$5.40

S-10

	Number of Securities	Exercise Price Per Security
July 6, 2020......................	1,575,343	$4.75
July 16, 2020.....................	547,945	$4.75
2021 Convertible	Principal Amount of Securities	Conversion Price Per Security
Debentures January 15, 2021...............	$2,798,000	US$1.48
March 23, 2021.................	$4,245,000	US$1.53 - US$2.20
Options Issued Pursuant	Number of Securities	Exercise Price Per Security
to the Equity Incentive Plan March 31, 2020.................	10,000	$4.25
April 6, 2020.....................	25,000	$4.20
September 2, 2020............	50,000	$3.65
September 8, 2020............	150,000	$3.65
September 15, 2020..........	75,500	$3.65
October 13, 2020...............	151,000	$2.29
February 10, 2021.............	5,000	$3.19
January 15, 2021...............	3,000	US$1.48
March 23, 2021.................	112,200	US$1.52
March 23, 2021.................	76,200	US$1.85
March 23, 2021.................	24,000	US$2.07
March 23, 2021.................	27,000	US$2.20
	Number of Securities	Exercise Price Per Security
Restricted Share Units Issued Pursuant to the Equity Incentive Plan March 27, 2020.................	10,000	N/A
March 31, 2020.................	10,000	N/A
April 15, 2020...................	20,000	N/A
May 1, 2020......................	30,297	N/A
September 1, 2020............	10,000	N/A
September 15, 2020..........	15,000	N/A
November 2, 2020.............	36,094	N/A
November 6, 2020.............	240,000	N/A

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV under the symbol "MCLD" and on the OTCQB under the symbol "MCLDF". The monthly high and low trading volumes and the monthly volume for the Common Shares on the TSXV for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:

S-11

	High ($)	Low ($)	Volume
March 2020	5.99	3.50	777,132
April 2020	4.80	3.95	396,771
May 2020	4.75	4.02	959,550
June 2020	4.34	3.50	1,177,600
July 2020	3.66	3.01	1,195,286
August 2020	3.18	2.07	1,420,368
September 2020	3.40	2.19	1,092,558
October 2020	2.75	2.11	857,853
November 2020	2.31	1.6	1,652,988
December 2020	2.00	1.57	1,229,785
January 2021	3.00	1.81	1,256,342
February 2021	3.25	2.1	2,032,125
March 2021	2.84	2.27	799,698
April 1 - April 9, 2021	2.39	2.06	362,400

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of up to 6,000,000 Units, with each Unit consisting of one Unit Share and one Unit Warrant. Each Warrant entitles the holder to purchase one Warrant Share at a price of $2.85, subject to adjustment, at any time following the closing of this Offering until 5:00 p.m. (Mountain Standard Time) on the date that is 36 months following the Closing Date. The Units will not be certificated and the Units will immediately separate into Unit Shares and Unit Warrants upon issuance.

Unit Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Unit Warrants

The following is a summary of the material attributes and characteristics of the Unit Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which will be filed with the applicable Canadian securities regulatory authorities and will be available under the Corporation's profile on SEDAR at www.sedar.com.

The Unit Warrants will be created and will be issued pursuant to the Warrant Indenture. Each Unit Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.85 per Warrant Share at any time prior to 5:00 p.m. (Mountain Standard Time) on the date that is 36 months following the Closing Date, after which time the Unit Warrants will expire and be void and of no value. The Unit Warrants may be issued in uncertificated form. Any Unit Warrants issued in certificated form shall be evidenced by a warrant certificate in the form attached to the Warrant Indenture.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Unit Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (a) a subdivision, re-division or change in the outstanding Common Shares into a greater number of Common Shares, (b) any reduction, combination or consolidation of the outstanding Common Shares into a lesser number of Common Shares, and (c) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of the Common Shares by way of

S-12

stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of warrants or any outstanding options).

The Warrant Indenture will also provide for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Unit Warrants and/or the exercise price per security upon the occurrence of the following additional events: (a) if there is a reclassification of the Common Shares or a capital reorganization of the Corporation, (b) a consolidation, amalgamation, arrangement, takeover or merger of the Corporation with or into any other body corporate, trust, partnership, limited liability company or other entity, or (c) a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership, limited liability company or other entity.

The Warrant Indenture will further provide that, during the period in which the Unit Warrants are exercisable, the Corporation will give notice to the holders of Unit Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Unit Warrants and/or the number of Warrant Shares issuable upon exercise of the Unit Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events. No adjustment of the exercise price per Warrant Share shall be required unless such adjustment would require an increase or decrease of at least 1% in the exercise price then in effect and no change in the number of Warrant Shares issuable upon exercise of the Unit Warrants shall be required unless such adjustment would require adjustment by at least one one-hundredth of a Common Share, as applicable. Any adjustments that are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

No fractional Warrant Shares will be issuable upon the exercise of any Unit Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Unit Warrants will have no voting or pre-emptive rights, or any other rights of a holder of Common Shares.

The Warrant Indenture will provide that, from time to time, the Corporation may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of Unit Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder of Unit Warrants. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Unit Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Unit Warrants, at which there are holders of Unit Warrants present in person or represented by proxy representing at least 10% of the aggregate number of Common Shares that could be acquired, by the affirmative votes of holders of Unit Warrants holding not less than 66 2/3% of the aggregate number of Common Shares that could acquired present in person or represented by proxy; or (ii) adopted by an instrument in writing signed by the holders of Unit Warrants representing not less than 66 2/3% of the aggregate number of then outstanding Unit Warrants.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Agent has agreed to sell on a "best efforts" basis up to 6,000,000 Units at a price of $2.10 per Unit, for aggregate gross consideration of up to $12,600,000 payable in cash to the Corporation against delivery of the Units. The Offering Price has been determined by arm's length negotiation between the Corporation and the Agent, with reference to the prevailing market price of the Common Shares. The obligations of the Agent under the Agency Agreement are subject to certain closing conditions and may be terminated at their discretion on the basis of "disaster out", "material change out", "market out", "regulatory proceedings out", "due diligence out" and "breach of agreement out" provisions in the Agency Agreement and may also be terminated upon the occurrence of certain other stated events. While the Agent has agreed to use its commercially reasonable best efforts to sell the Units, the Agent is not obligated to purchase any Units not sold.

The Offering is not underwritten or guaranteed by any person. The Offering is made on a best efforts basis by the Agent who conditionally offers the Units, if, as and when issued by the Corporation and accepted by the Agent, in accordance with the terms and conditions contained in the Agency Agreement. All funds received from the subscription for the Units will be deposited and held by the Agent pursuant to the terms and conditions of the Agency Agreement and will not be released until the Agent has consented to such release.

There is no minimum amount of funds that must be raised under the Offering. This means the Company could complete the Offering after raising only a small proportion of the Offering amount.

Each Unit will consist of one Unit Share and one Unit Warrant. The Unit Warrants will be created and issued pursuant to the terms of the Warrant Indenture. Each Unit Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.85 per Warrant Share, subject to adjustment, at any time prior to 5:00 p.m. (Mountain Standard Time) on the date that is 36 months after the Closing Date, after which time the Unit Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Unit Warrants against dilution upon the happening of certain events. No fractional

S-13

Common Shares will be issued upon the exercise of any Unit Warrants. See "Description of Securities - Unit Warrants" for more information.

The Corporation has granted to the Agent the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time, at the sole discretion of the Agent, for a period of 30 days from and including the Closing Date, to purchase up to 900,000 Additional Units (representing 15.0% of the total number of Units offered hereunder) at the Offering Price. Each Additional Unit consists of one Additional Unit Share and one Additional Unit Warrant. Each Additional Unit Warrant entitles the holder thereof to purchase one Additional Warrant Share and has the same terms as the Unit Warrants. The Over-Allotment Option may be exercised by the Agent to acquire either: (i) Additional Units at the Offering Price; (ii) Additional Unit Shares at $1.84 per Unit Share; (iii) Additional Unit Warrants at $0.26 per Additional Unit Warrant; and/or (iv) any combination of Additional Unit Shares, Additional Units and Additional Unit Warrants, at the respective prices set out above, so long as the aggregate number of the Additional Unit Shares does not exceed 900,000 Additional Unit Shares (representing 15.0% of the total number of Units offered hereunder) and the aggregate number of Additional Unit Warrants does not exceed 900,000 Additional Unit Warrants (representing 15.0% of the total number of Units offered hereunder). If the Over-Allotment Option is exercised in full in Additional Units, the total "Price to the Public", "Agent's Commission" and "Proceeds to the Corporation" (before deducting the expenses of the Offering) will be

$14,490,000, $1,014,300 and $13,475,700, respectively,. This Prospectus Supplement and the Shelf Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units (and the Additional Unit Shares, the Additional Unit Warrants and the Additional Warrant Shares) to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Over-Allotment Option acquires those securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Agent in connection with the Offering, and pursuant to the terms of the Agency Agreement, the Corporation has agreed to pay the Agent the Agent's Commission equal to 7.0% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option, if applicable). The Corporation has also agreed to reimburse the Agent for certain expenses related to the Offering. There are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering other than the payments to be made to the Agent in accordance with the terms of the Agency Agreement.

Pursuant to the terms of the Agency Agreement, the Corporation has agreed to indemnify the Agent and their directors, officers, employees, shareholders, unitholders, advisors and agents against, certain liabilities and expenses and to contribute to payments the Agent may be required to make in respect thereof.

The Offering is being made in each of the provinces of Canada, except Quebec, and Nunavut. The Units will be offered in each such jurisdiction through the Agent or its affiliates who are registered to offer the Units for sale in such jurisdiction and such other registered dealers as may be designated by the Agent. The Units may also be offered and sold in the United States on a private placement basis by the Agent acting through either its United States registered broker-dealer affiliate or A.G.P./Alliance Global Partners, a United States registered broker-dealer. Subject to applicable law, the Agent may offer the Units in such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Agent.

Pursuant to the Agency Agreement, the Corporation has agreed, for the period of 90 days following the Closing Date, to not, directly or indirectly issue any Common Shares or equity securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so without prior written consent from the Agent, which consent will not be unreasonably withheld; provided that the Corporation is not restricted from issuing or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares (i) pursuant to the Over-Allotment Option, (ii) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, (iii) under any of the Corporation's equity-based compensation plans outstanding on, or as proposed to be adopted as of, the date of this Prospectus Supplement, (iv) pursuant to rights or obligations under securities or instruments outstanding as of the date of this Prospectus Supplement or issued as permitted under paragraphs (ii) or (iii) above, (v) pursuant to the conversion of any convertible debentures of the Corporation outstanding as of the date of this Prospectus Supplement, including any bonus warrants or shares issuable in connection with any such conversions, or (vi) on exercise of the Unit Warrants.

The Corporation will also cause each of the directors and senior officers of the Corporation, to enter into a lock-up agreement in favour of the Agent pursuant to which such person (and each of such person's associates and affiliates) shall agree not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction,

S-14

or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Agent (such consent not to be unreasonably withheld), other than (i) in conjunction with the exercise of outstanding stock options or warrants by such director or senior officer, provided that any Common Shares or other securities received upon such exercise or conversion will also be subject to the lock-up described herein, or (ii) in order to accept a bona fide take-over bid made to all securityholders of the Corporation or similar business combination transaction.

Pursuant to policy statements of certain securities regulators, the Agent may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Agent may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Agent at any time. The Agent may carry out these transactions on the TSXV or the OTCQB, in the over-the-counter market or otherwise.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. It is anticipated that the Units will be delivered under the book-based system through CDS or its nominee and deposited in electronic form. A purchaser of Units will receive only a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Units on behalf of owners who have purchased Units in accordance with the book-based system. No certificates will be issued except in limited circumstances.

Any Units offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly the Units may not be offered or sold in the United States (if at all) or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Agent has agreed that, except as permitted by the Agency Agreement and as expressly permitted by applicable U.S. federal and state securities laws, it will not offer or sell any of the Units to, or for the account or benefit of, persons within the United States. The Agent may offer and sell the Units in the United States to persons who are either (i) "qualified institutional buyers", as such term is defined in Rule 144A under the U.S. Securities Act ("Qualified Institutional Buyers") or (ii) "accredited investors", as such term is defined in Rule 501(a) of Regulation D ("Regulation D") promulgated under the U.S. Securities Act ("Accredited Investors"), and, in each case, in compliance with Rule 506(b) of Regulation D and applicable U.S. state securities laws. The Agent will offer and sell the Units outside the United States to non-U.S. Persons only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered under the Offering in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements.

The Unit Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and the Unit Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and the holder has delivered to the Corporation a written opinion of counsel, in form and substance satisfactory to the Corporation; provided, however, that a Qualified Institutional Buyer or Accredited Investor, as applicable, that purchased the Unit Warrants from the Agent pursuant to Rule 506(b) of Regulation D for its own account, or for the account of another Qualified Institutional Buyer or Accredited Investor, as applicable, for which it exercised sole investment discretion with respect to such original purchase (an "Original Beneficial Purchaser"), will not be required to deliver an opinion of counsel if it exercises the Unit Warrants for its own account or for the account of the Original Beneficial Purchaser, if any, if each of it and such Original Beneficial Purchaser, if any, was a Qualified Institutional Buyer or Accredited Investor, as applicable, at the time of its purchase and exercise of the Warrants.

The Units, and the Unit Shares and the Unit Warrants comprising the Units offered hereby, that are offered or sold to, or for the account or benefit of, a person in the United States or a U.S. Person, and the Warrant Shares issuable upon exercise of the Unit Warrants, will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act. Certificates issued representing such securities (if any) may bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable U.S. state securities laws and may only be offered, sold, pledged or otherwise transferred

S-15

pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws.

Terms used and not defined in the three preceding paragraphs shall have the meanings ascribed thereto by Regulation S under the U.S. Securities Act.

The Common Shares are listed on the TSXV. The Corporation has applied to list the Unit Shares and Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. There is currently no market through which the Unit Warrants may be sold. See "Risk Factors" in this Prospectus Supplement.

Notice to prospective investors in the province of Quebec

No distribution of securities pursuant to this Prospectus Supplement will be made to purchasers in the province of Quebec.

ELIGIBILITY FOR INVESTMENT

In the opinion of Owens Wright LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Agent, based on the current provisions of the Income Tax Act (Canada), including the regulations thereunder, (the "Tax Act") in force as of the date hereof, the Unit Shares, Unit Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as "Registered Plans") and a deferred profit sharing plan ("DPSP"), provided that:

(a)	in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares (as applicable) are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSXV) or the Corporation otherwise qualifies as a "public corporation" other than a "mortgage investment corporation" (as defined in the Tax Act); and

(b)	in the case of the Unit Warrants, either the Unit Warrants are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Warrant Shares are qualified investments as described in (a) above and the Corporation is not, and deals at arm's length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP. The Corporation has not applied to list the Unit Warrants on the TSXV.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Unit Warrants held in the Registered Plan if such securities are a "prohibited investment" for the particular Registered Plan. A Unit Share, Warrant Share or Unit Warrant generally will be a "prohibited investment" for a Registered Plan if the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. A Unit Share or Warrant Share will not be a "prohibited investment" if it is "excluded property" (as defined in subsection 207.01(1) of the Tax Act).

Purchasers who intend to hold Unit Shares, Unit Warrants or Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Owens Wright LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Agent, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who, as beneficial owner, acquires Unit Shares and Unit Warrants pursuant to this Prospectus Supplement and who at all relevant times for purposes of the Tax Act holds the Unit Shares and Unit Warrants, and any Warrant Shares received on the exercise of Unit Warrants, as capital property, deals at arm's length with the Corporation and the Agent, and is not affiliated with the Corporation or the Agent (a "Holder"). For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. Generally, the Common Shares and Unit Warrants will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to: (a) a Holder that is a "financial institution", as defined in the Tax Act for purposes of the mark- to-market rules, (b) a Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act, (c) a Holder that is

S-16

a "specified financial institution" as defined in the Tax Act, or (d) a Holder which has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. This summary does not apply to a Holder who has entered or will enter into a "derivative forward agreement" or a "dividend rental arrangement" under the Tax Act with respect to the Common Shares or Unit Warrants (as applicable). This summary does not address the possible application of the "foreign affiliate dumping" rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Unit Shares, controlled by a non-resident corporation, individual, trust or a group of any combination of non-resident individuals, trusts, and/or corporations who do not deal with each other at arm's length for purposes of the rules in section 212.3 of the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada - United States Tax Convention (1980), as amended (the "Treaty"). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any provincial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder is made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Units. Accordingly, Holders and prospective Holders should consult their own tax advisors with respect to an investment in the Offering having regard to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and one Unit Warrant to determine the cost of each to the Holder for purposes of the Tax Act. The Corporation's allocation of purchase price for its purposes is not binding on the Canada Revenue Agency or the Holder. Counsel to each of the Corporation and the Agent express no opinion with respect to the Corporation's proposed allocation. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost of the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to the exercise of the Unit Warrant.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Unit Warrant to acquire a Warrant Share. When a Unit Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Unit Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a "Resident Holder"). Resident Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to the Unit Warrants. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

S-17

Expiry of Warrants

In the event of the expiry of an unexercised Unit Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder's adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Dividends on Common Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Corporation, any such dividend will be treated as an "eligible dividend" for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Corporation's ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation's income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder may be subject to United States withholding tax on dividends received on the Common Shares if the Corporation is treated as a U.S. domestic corporation under Section 7874(b) of the U.S. Internal Revenue Code of 1986. Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Common Shares.

Dispositions of Common Shares and Unit Warrants

Upon a disposition or deemed disposition of a Common Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market) or Unit Warrant (other than upon an exercise or expiry of a Unit Warrant), a capital gain (or loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a Common Share or Unit Warrant to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of a Common Share or Unit Warrant, as applicable, with the adjusted cost base of all other Common Shares or Unit Warrants, as applicable, held by the Resident Holder as capital property. Such capital gain (or capital loss) will be subject to the treatment described below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a "taxable capital gain") must be included in a Resident Holder's income. One-half of a capital loss (an "allowable capital loss") will generally be deductible by a Resident Holder against taxable capital gains realized in that year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized

S-18

on the sale of shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares (or shares substituted for such shares). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Common Shares Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder's circumstances. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of Common Shares or Unit Warrants.

A Resident Holder may be subject to United States tax on a gain realized on the disposition of a Unit Share if the Corporation is classified as a United States real property holding corporation (a "USRPHC") under the U.S. Internal Revenue Code of 1986. United States tax, if any, levied on any gain realized on a disposition of a Unit Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of an Unit Share by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Holders Not Resident in Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, the Common Shares or Unit Warrants in the course of carrying on a business in Canada (a "Non-Resident Holder"). This section does not apply to an insurer who carries on an insurance business in Canada and elsewhere, or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Unit Warrant, a Non-Resident Holder generally will realize a capital loss equal to the Non-Resident Holder's adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Holders Not Resident in Canada - Dispositions of Common Shares and Unit Warrants".

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Common Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Corporation will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder's account.

Dispositions of Common Shares and Unit Warrants

A Non-Resident Holder who disposes of or is deemed to have disposed of a Common Share or Unit Warrant will not be subject to income tax under the Tax Act unless the Common Share or Unit Warrant is, or is deemed to be, "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non- Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

Generally, provided that the Common Shares are, at the time of disposition, listed on a "designated stock exchange" (which currently includes the TSXV), the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were met: (a) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by one or any combination of (i) the Non- Resident Holder, (ii) one or more persons with whom the Non-Resident Holder did not deal at arm's length (for the purposes of the Tax Act), and (iii) one or more partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii)

S-19

Canadian resource property (as defined in the Tax Act), (iii) timber resource property (as defined in the Tax Act) or (iv) options in respect of, or interests in any of, the foregoing property, whether or not such property exists.

In the case of the Unit Warrants, such Unit Warrants would generally be "taxable Canadian property" to a Non-Resident Holder at a particular time if, at any time in the previous 60 months: (i) the Non-Resident Holder held Unit Warrants that provided such Non- Resident Holder with the right to acquire 25% or more of the outstanding Common Shares or the Non-Resident Holder held shares of the Corporation at that time that satisfy the requirement in (a) above; and (ii) the requirement in (b) above is satisfied at that time.

Notwithstanding the foregoing, the Common Shares or Unit Warrants may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders for whom the Common Shares or Unit Warrants are, or may be, taxable Canadian property should consult their own tax advisors.

In the event that a Common Share or Unit Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" will generally apply to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisor in this regard.

RISK FACTORS

Risks Relating to the Corporation

The Units are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Units should consider carefully the information set out in the Shelf Prospectus and this Prospectus Supplement and the risks incorporated by reference therein and herein, including those risks identified and discussed under the heading "Risk Factors" in the AIF and in the Shelf Prospectus. These risks are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of these risks actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider these risks and the other information elsewhere in this Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

A positive return on securities is not guaranteed.

There is no guarantee that the Units (or the Unit Shares, Unit Warrants or Warrant Shares) will earn any positive return in the short term or long term. A holding of Units (or the Unit Shares, Unit Warrants or Warrant Shares) is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Units (or the Unit Shares, Unit Warrants or Warrant Shares) is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

No guarantee of net proceeds to the Corporation from the Offering

There is no minimum amount of funds that is required to be raised under the Offering. The Agent has agreed to use its commercially reasonable best efforts to sell the Units, but the Agent is not obligated to purchase any Units that are not sold. As a result, the Corporation may raise substantially less than the maximum total Offering amount or none at all.

The Corporation has broad discretion to use the net proceeds of the Offering.

The Corporation intends to use the net proceeds of the Offering as set forth under "Use of Proceeds" in this Prospectus Supplement. The Corporation maintains broad discretion to spend the net proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of such proceeds. Management may use such proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. The application of such proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply such proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares and Unit Warrants on the open market.

S-20

Holders of Unit Warrants have no rights as a shareholder

Until a holder of Unit Warrants acquires Warrant Shares upon exercise of Unit Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Unit Warrants. Upon exercise of such Unit Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Unit Warrants, and consequently, whether it will ever be profitable for holders of the Unit Warrants to exercise the Unit Warrants.

The Corporation may sell or issue additional Common Shares or other securities resulting in dilution.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation's Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation's Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

No market For Unit Warrants.

There is no market through which the Unit Warrants may be sold and purchasers may not be able to resell the Unit Warrants purchased under this Prospectus Supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. The Corporation has not applied to list the Unit Warrants on the TSXV. Without an active market, the liquidity of the Unit Warrants will be limited.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation's quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;
•	addition or departure of the Corporation's executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding Common Shares;
•	sales or perceived sales of additional Common Shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting the Corporation's industry generally and its business and operations;
•	announcements of developments and other material events by the Corporation or its competitors;
•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

S-21

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;
•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation's operating results, underlying asset values or prospects have not changed. There can be no assurance that fluctuations in price and volume will not occur and, if they do, the Corporation's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Negative cash flow from operations.

The Corporation's cash and cash equivalents as at December 31, 2020 were approximately $1,110,889 in the aggregate. As at December 31, 2020, the Corporation's working capital deficiency was approximately $13,052,702. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, all or a portion of the net proceeds of the Offering may be used to fund such negative cash flow from operating activities.

Sufficiency of capital.

Should the Corporation's costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force majeure events - COVID-19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares and Unit Warrants. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation's products as well as the Corporation's ability to collect outstanding receivables from its customers. It is possible that the Corporation may be required to temporarily close one or more of its facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation's financial results and operations is uncertain. It is possible, however, that the Corporation's business operations and financial performance in 2021 and beyond may be materially adversely affected by this global pandemic.

S-22

INTERESTS OF EXPERTS

The Annual Financial Statements incorporated by reference in this Prospectus Supplement have been audited by the Corporation's auditor, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3. KPMG LLP are independent of the Corporation in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3, are independent of the Corporation in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar in respect of the Common Shares and the Warrant Agent in respect of the Unit Warrants is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on our behalf by Owens Wright LLP, and on behalf of the Agent by Stikeman Elliott LLP with respect to matters of Canadian law. The partners and associates of Owens Wright LLP and Stikeman Elliott LLP, each as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

PROMOTERS

Russel McMeekin, Michael A. Sicuro and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation. Other than as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2020 Circular, each of which can be found on the Corporation's profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin, Michael A. Sicuro, or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2020 Circular, no asset has been acquired within the Corporation's two most recently completed financial years or during the Corporation's current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin, Michael A. Sicuro or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and

S-23

neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 651,340 Common Shares, representing 2.4% of the issued and outstanding Common Shares, Michael A. Sicuro beneficially owns, controls or directs, 557,039 Common Shares, representing 2.0% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 546,822 Common Shares, representing 2.0% of the issued and outstanding Common Shares.

STATUTORY RIGHT OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus supplement and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of warrants (including the Unit Warrants comprised in the Units), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus supplement is limited, in certain provincial and territorial securities legislation, to the price at which the Unit Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the Unit Warrant, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

SC-1

CERTIFICATE OF THE CORPORATION

Date: April 12, 2021

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces of Canada and Nunavut.

By: (Signed) Russel McMeekin Chief Executive Officer	By: (Signed) Chantal Schutz Chief Financial Officer

On Behalf of the Board of Directors:

By: (Signed) Michael A. Sicuro Director	By: (Signed) Costantino Lanza Director

SC-2

CERTIFICATE OF THE PROMOTERS

Date: April 12, 2021

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces of Canada and Nunavut.

By: (Signed) Russel McMeekin Promoter	By: (Signed) Michael A. Sicuro Promoter

By: (Signed) Costantino Lanza

Promoter

SC-3

CERTIFICATE OF THE AGENT

Dated: April 12, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces of Canada and Nunavut.

ATB CAPITAL MARKETS INC.

By: (Signed) Timothy J. Hart

Managing Director

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada and Nunavut that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. Person (as such terms are defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS FOR NUNAVUT

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS FOR THE PROVINCES OF CANADA AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 17, 2020

New Issue	April 28, 2020

mCloud Technologies Corp.

$200,000,000

COMMON SHARES
PREFERRED SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS

UNITS

mCloud Technologies Corp. (the "Corporation" or "mCloud") may from time to time offer and issue the following securities: (i) common shares ("Common Shares"); (ii) preferred shares of any series ("Preferred Shares"); (iii) senior or subordinated secured or unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts ("Subscription Receipts"); (v) warrants ("Warrants"); and (vi) units comprised of one or more of the other securities described in this Prospectus ("Units", and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), having an aggregate offering price of up to $200,000,000, during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

- ii -

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Preferred Shares, the designation of the particular series, aggregate principal amount, the number of Preferred Shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, Debt Securities or other Securities, as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Corporation in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

The outstanding Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MCLD" and also trade on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "MCLDF". There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The Corporation's head and registered offices are located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

The Securities are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of Securities. See "Notice to Readers - Forward-Looking Information" and "Risk Factors" in this Prospectus and in the AIF (as defined herein).

- iii -

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Michael A. Sicuro (Secretary, Director and Promoter of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS

NOTICE TO READERS	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
TRADEMARK AND TRADE NAMES	4
DOCUMENTS INCORPORATED BY REFERENCE	4
THE CORPORATION	6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
SHARE STRUCTURE	7
CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	8
USE OF PROCEEDS	8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
OTHER MATTERS RELATING TO THE SECURITIES	16
PLAN OF DISTRIBUTION	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
RISK FACTORS	19
EXEMPTIVE RELIEF	22
PROMOTERS	22
INTERESTS OF EXPERTS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
LEGAL MATTERS	23
STATUTORY RIGHT OF RESCISSION	24
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE PROMOTERS	C-2

NOTICE TO READERS

About this Short Form Base Shelf Prospectus

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Corporation's website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "mCloud" or the "Corporation", refer to mCloud Technologies Corp. together with our subsidiaries on a consolidated basis.

Market and Industry Data

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed. None of these third party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, this Prospectus.

Forward-Looking Information

This Prospectus contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Corporation's business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Corporation's anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation's business and operations;

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation's existing customer base;

•	the acceptance by customers and the marketplace of the Corporation's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation's business and the markets and jurisdictions in which the Corporation operates;

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 27 to 40 of the Corporation's annual information form dated October 31, 2019. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation's existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; and

•	key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus are made as of the date of this Prospectus. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors" in this Prospectus.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in Prospectus are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards.

TRADEMARK AND TRADE NAMES

This Prospectus includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, our trade-marks and trade names referred to in this Prospectus may appear without the ® or ™️ symbols, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation's profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus:

(a)	the annual information form of the Corporation for the financial year ended December 31, 2018 dated October 31, 2019 (the "AIF");

(b)	the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the notes thereto and the report of independent auditors thereon (the "Annual Financial Statements");

(c)	management's discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the amended and restated unaudited interim financial statements of the Corporation as at and for the nine month period ended September 30, 2019, together with the notes thereto (the "Interim Financial Statements");

(e)	the amended and restated management's discussion and analysis of the Corporation relating to the Interim Financial Statements;

(f)	the material change report dated April 28, 2020 regarding the filing of the final base shelf prospectus of the Corporation dated April 17, 2020;

(g)	the material change report dated February 6, 2020 regarding the closing of the acquisition of Construction System Associates, Inc. by the Corporation;

(h)	the material change report dated February 6, 2020 regarding the closing of the final two tranches of the special warrant brokered private placement of the Corporation (the "Special Warrant Financing");

(i)	the material change report dated January 24, 2020 regarding the closing of the first tranche of the Special Warrant Financing;

(j)	the material change report dated August 9, 2019 regarding the announcement that the Corporation had entered into a credit facility with Integrated Private Debt Fund VI LP;

(k)	the material change report dated July 12, 2019 regarding the closing of the final tranche of the convertible debenture non- brokered private placement of convertible debentures of the Corporation (the "Debenture Financing");

(l)	the material change report dated July 12, 2019 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro Acquisition");

(m)	the material change report dated June 24, 2019 regarding the closing of the first tranche of the Debenture Financing;

(n)	the material change report dated May 24, 2019 updating the status of the delay in filing the Annual Financial Statements and management's discussion and analysis relating to the Annual Financial Statements of the Corporation ("Annual Filings");

(o)	the material change report dated May 9, 2019 outlining the delay in filing the Annual Filings and disclosing the management cease trade order issued by British Columbia Securities commission in regard to the Annual Filings;

(p)	the refiled business acquisition report dated April 28, 2020 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro BAR"); and

(q)	the management information circular of the Corporation dated May 14, 2019 distributed in connection with the annual and special meeting of shareholders of the Corporation held on June 12, 2019 (the "2019 Circular"), other than any statement contained in the 2019 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2019 Circular modifies or supersedes such a statement contained in the 2019 Circular.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements will be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of "Universal Ventures Subco Inc." and "mCloud Corp.". The amalgamated entity, "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Corporation (the "Transaction").

On October 13, 2017, the Corporation changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 - Initial Listing Requirements) under the new symbol "MCLD". The Corporation has previously traded on the TSXV under the symbol "UN". On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol "MCLDF". The Corporation subsequently changed its name to "mCloud Technologies Corp." on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS

Summary Description of Business

The Corporation provides asset management solutions that take advantage of commercial internet of things ("IoT") sensors, the cloud, and artificial intelligence ("AI") in an effort to make energy assets, including heating, ventilation, and air conditioning units, wind turbines, and gas compressors more efficient.

Through the use of AI, the Corporation is endeavouring to solve some of the world's most challenging energy problems, including:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•	optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

The Corporation delivers end-to-end asset management solutions through its AssetCare platform. The Corporation offers AssetCare as a Software-as-a-Service ("SaaS") commercial offering. AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing various sources of asset performance data in the cloud where AI is applied in an effort to optimize asset health and performance.

The delivery of AssetCare provides customers access to cloud-based analytics and management dashboards designed to enable continuous access to actionable insights that drive better asset management decisions. Field maintainers and operators have access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations, and mixed reality.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Corporation has completed since 2017. Each acquisition has been completed to provide a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform are intended to extend the solution suite to the creation of ever-increasing customer value.

The Corporation operates a single unified AssetCare offering, which serves three principal markets:

1)	Smart Facilities, which includes quick service restaurants, small-box retailers, financial service institutions, shopping centres, and similar commercial spaces. In this business, AssetCare is applied to improve the energy efficiency of these buildings, primarily through the application of AI and analytics to drive efficient use of HVAC and lighting.

2)	Smart Energy, which includes wind farms and power/utility sites operating distribution transformers. In this business, AssetCare applies AI and analytics to improve the production yield and availability of wind turbines and to extend the lifespan of mid-life transformers used throughout domestic power grid infrastructure.

3)	Smart Process Industries, which includes process assets such as gas compressors, valves, wells and control systems used in oil and gas, petrochemical and pipeline facilities. In this business, AssetCare optimizes hydrocarbon production and provides facility managers with access to crucial intelligence needed for safe operation of these sites, including alarm management, loop tuning and Management of Change capabilities.

In all three markets, the Corporation uses a commercial SaaS business model to distribute AssetCare. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are amortized across the lifetime of the initial subscription period.

SHARE STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there were 16,565,174 Common Shares outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

CONSOLIDATED CAPITALIZATION

Since September 30, 2019, the date of the Interim Financial Statements, there have been no material changes to the Corporation's share and loan capitalization on a consolidated basis, other than as set out below. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

On December 13, 2019, the Corporation completed a consolidation of its Common Shares on a 10 to 1 basis.

Pursuant to the Special Warrant Financing, on January 14, 2020, January 23, 2020 and January 27, 2020, the Corporation issued 2,875,000, 32,000 and 425,875 special warrants, respectively (the "Special Warrants"). Each Special Warrant is convertible into one unit of the Corporation (each, a "Unit") without payment of any additional consideration upon certain conditions being met, subject to adjustment in certain circumstances and the Penalty Provision (as defined herein). Each Unit will consist of one Common Share and one half of one Warrant, with each whole Warrant being exercisable to acquire one Common Share at a price of $5.40 per Common Share for a period of five years following issuance of the Special Warrants.

The Special Warrants will be automatically exercised with no further action on the part of the holder thereof (and for no additional consideration), on the date that is the earlier of: (i) the third business day following the date on which a prospectus qualifying the distribution of Units is filed with and deemed effective in certain jurisdictions (the "Qualification Event"); and (ii) 5:00pm (EST) on the date that is four months and one day following the date of issuance of the Special Warrants.

The Corporation agreed to use its commercially reasonable efforts to complete the Qualification Event before four months and one day following the date of issuance of the Special Warrants. The Corporation further agreed that in the event that the Qualification Event was not completed on or before 5:00 pm (EST) on the date that is 60 days following the date of issuance of the Special Warrants (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one (1) Unit) (the "Penalty Provision"). As the Qualification Event has not been completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise of the Special Warrants.

On January 28, 2020, the Corporation issued 380,210 Common Shares as consideration to certain vendors pursuant to its acquisition of Construction Systems Associates, Inc.

EARNINGS COVERAGE RATIOS

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions, joint venture or licensing arrangements. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The above-noted allocation represents the Corporation's intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See "Risk Factors" in the AIF.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The following sets forth certain general terms and provisions of the Common Shares. The particular terms and provisions of the Common Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Common Shares, will be described in the applicable Prospectus Supplement. The Common Shares may be sold separately or together with Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Preferred Shares

The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Preferred Shares, will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with Common Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The Corporation is not currently authorized to issue Preferred Shares. Subject first to obtaining all necessary corporate and regulatory approvals, it is proposed that the Preferred Shares will be issued from time to time in one or more series, and that the Corporation's board of directors will be authorized to fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.

The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.

This section describes the general terms that will apply to any Preferred Shares being offered. The terms and provisions of any Preferred Shares offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Preferred Shares that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the offering price of the Preferred Shares;

(b)	the title and designation of number of shares of the series of Preferred Shares;

(c)	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

(d)	any conversion or exchange features or rights;

(e)	whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)	any liquidation rights;

(g)	any sinking fund provisions;

(h)	any voting rights;

(i)	whether the Preferred Shares will be issued in fully registered or "book-entry only" form;

(j)	any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)	any other specific terms.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

Priority & Security

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The board of directors of mCloud may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be issued under one or more indentures between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and the Corporation. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against the Corporation if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Corporation. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

The Corporation may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Securities at a discount below their stated principal amount. The Corporation may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise indicated in the applicable Prospectus Supplement, we may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. Those terms may include some or all of the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions;

(e)	the percentage of the principal amount at which such Debt Securities will be issued;

(f)	the date or dates on which such Debt Securities will mature;

(g)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h)	the dates on which any such interest will be payable and the record dates for such payments;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium and interest will be payable;

(l)	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(m)	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o)	the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(p)	governing law;

(q)	any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r)	if other than the Corporation or the trustee, the identity of each registrar and/or paying agent;

(s)	if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t)	if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u)	if the Debt Securities are to be convertible or exchangeable into other securities of the Corporation, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v)	any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of the Corporation. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Corporation following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. Additional information concerning this right of rescission is included under the heading "Statutory Right of Rescission".

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for an equal aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a "Subscription Receipt Agreement") that will be entered into between us and the escrow agent (the "Escrow Agent") at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, Warrants or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement and Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares, Warrants or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscriptions Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered and is not intended to be complete. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	conditions (the "Release Conditions") for the exchange of Subscription Receipts into Common Shares, Warrants or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Debt Securities;

(e)	the number of Common Shares, Warrants or Debt Securities to be exchanged for each Subscription Receipt;

(f)	procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(g)	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(h)	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Warrants or Debt Securities;

(i)	the identity of the Escrow Agent;

(j)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(k)	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)	the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, Warrants or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(m)	the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)	the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts. Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other Securities of the Corporation. Warrants may be issued independently or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Units or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise. Additional information concerning this right of rescission is included under the heading "Statutory Right of Rescission".

This summary of some of the provisions of the Warrants is not complete, the applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any securities with which the Warrants are issued;

(g)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(h)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(i)	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)	whether the Warrants will be issued in fully registered or global form;

(l)	whether such Warrants will be listed on any securities exchange;

(m)	the currency or currency unit in which the exercise price is denominated;

(n)	any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)	the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)	any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder's right to exercise the holder's Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)	the securities exchange(s) on which such Units will be listed, if any;

(f)	whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)	any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend the unit agreement and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book- entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to properly discharge its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee. Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests of the Securities held by the depository or the book-entry accounts maintained by the depository;

(ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

The Corporation may sell Securities offered by this Prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares of another entity or company. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market" offerings (as defined under applicable Canadian securities laws), underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an "at-the-market" offering, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commission payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Corporation of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered to, or for the account or benefit of, a person in the "United States" or, as applicable, a "U.S. person" (as such terms are defined in Regulation S under the U.S. Securities Act), except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state laws. Each underwriter or agent for any offering of Securities pursuant to this Prospectus will agree that it will not offer, sell or deliver such securities to, or for the account of benefit of, a person in the United States, or, as applicable, a U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with applicable state securities laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non- resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Corporation's securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.

RISK FACTORS

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading "Risk Factors" in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.

A positive return on Securities is not guaranteed.

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Corporation has broad discretion to use the net proceeds from an offering.

The Corporation intends to use the net proceeds raised under this Prospectus to achieve its stated business objectives as set forth under "Use of Proceeds" under this Prospectus and any applicable Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of an offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

The Corporation may sell or issue additional Common Shares or other Securities resulting in dilution.

The Corporation may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation's Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation's Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold.

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation's industry generally and its business and operations;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Negative Cash Flow from Operations.

The Corporation's cash and cash equivalents as at March 31, 2020 was approximately US$3,248,533. As at March 31, 2020, the Corporation's working capital was approximately US$3,165,068. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from an offering may be used to fund such negative cash flow from operating activities.

Breach of Covenant in Term Loan Facility.

Pursuant to a term loan facility with Fiera Private Debt Fund VI LP (formerly known as Integrated Private Debt Fund VI LP) ("Fiera") in the amount of $13,000,000, executed on August 7, 2019, a subsidiary of the Corporation, Autopro Automation Consultants Ltd., is currently in breach of certain financial covenants as disclosed in Note 15(d) of the Interim Financial Statements incorporated by reference herein. The Corporation is a guarantor under the term loan facility and the loan is secured against the assets of the Corporation and Autopro Automation Consultants Ltd. The Corporation and Autopro Automation Consultants Ltd. have obtained a waiver for such breach.

Sufficiency of Capital.

Should the Corporation's costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force Majeure Events- COVID 19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation's products as well as the Corporation's ability to collect outstanding receivables from its customers. It is possible that we may be required to temporarily close one or more of our facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation's financial results and operations is uncertain. It is possible, however, that the Corporation's business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

EXEMPTIVE RELIEF

Pursuant to a decision of the Autorité des marchés financiers dated November 13, 2019, the Corporation was granted exemptive relief from the requirements that certain of the documents incorporated by reference in this Prospectus be publicly filed in both the French and English languages. For the purposes of this Prospectus only, the Corporation is not required to publicly file French versions of certain of the documents incorporated by reference herein. However, the Corporation is required to file French versions of the documents incorporated by reference herein at the time of filing the (final) short form base shelf prospectus in connection with the offering of Securities.

In addition to the foregoing, the Corporation has applied for exemptive relief from the operation of subsection 2.3(1.1) of NI 41- 101, which prohibits an issuer from filing a final prospectus more than 90 days after the date of the receipt for the preliminary prospectus that relates to the final prospectus. Any exemptive relief will be evidenced by the issuance of a receipt for this Prospectus, as contemplated under section 19.3 of NI 41-101.

PROMOTERS

Russel McMeekin, Michael A. Sicuro and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation pursuant to the Transaction. Other than as disclosed in this Prospectus, the AIF, or the 2019 Circular, each of which can be found on the Corporation's profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin, Michael A. Sicuro, or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus, the AIF, or the 2019 Circular, no asset has been acquired within the Corporation's two most recently completed financial years or during the Corporation's current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin, Michael A. Sicuro or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 560,990 Common Shares, representing 3.4% of the issued and outstanding Common Shares, Michael A. Sicuro beneficially owns, controls or directs, 547,990 Common Shares, representing 3.3% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 535,990 Common Shares, representing 3.2% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

The Annual Financial Statements included in this Prospectus have been audited by the Corporation's former auditor, MNP LLP, located at 1500, 640 - 5th Avenue SW Calgary, AB T2P 3G4. MNP LLP is independent of the Corporation within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Alberta.

PricewaterhouseCoopers LLP, located at 250 Howe Street, Suite 1400, Vancouver, British Columbia, V6C 3S7, is the former auditor of Autopro Automation Consultants Ltd. and reported on Autopro Automation Consultants Ltd.'s audited financial statements for the year ended July 31, 2018, which are attached to the Autopro BAR filed on SEDAR. PricewaterhouseCoopers LLP is independent of Autopro Automation Consultants Ltd. within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3, are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

The transfer agent and registrar in respect of the Common Shares is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by Owens Wright LLP, with respect to matters of Canadian law. The partners and associates of Owens Wright LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

STATUTORY RIGHT OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province and or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Corporation following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise by law.

Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces and territories, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

-C 1-

CERTIFICATE OF THE CORPORATION

Dated: April 28, 2020

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Nunavut; and this amended and restated prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada.

By: (Signed) Russel McMeekin Chief Executive Officer	By: (Signed) Chantal Schutz Chief Financial Officer

On Behalf of the Board of Directors:

By: (Signed) Michael A. Sicuro Director	By: (Signed) Costantino Lanza Director

-C 2-

CERTIFICATE OF THE PROMOTERS

Dated: April 28, 2020

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Nunavut; and this amended and restated prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada.

By: (Signed) Russel McMeekin Promoter	By: (Signed) Michael A. Sicuro Promoter

By: (Signed) Costantino Lanza Promoter